Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

May 16, 2018

FILED AS EDGAR CORRESPONDENCE

Daniel Jacobs, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Jacobs:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 124, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 128, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Penn Mutual AM Unconstrained Bond Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please associate the Fund’s ticker symbol with its class identifier on EDGAR.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Daniel Jacobs, Esq.

May 16, 2018

Comments on the Prospectus

2.	Comment. Please confirm supplementally that the Adviser does not expect the Fund to invest more than 15% of its net assets in below-investment-grade commercial mortgage-backed securities (“CMBS”).

Response. The Adviser confirms that it does not currently expect the Fund to invest more than 15% of its net assets in below-investment-grade CMBS.

3.	Comment. In the “Principal Investment Strategies” section, please explain generally the concepts of duration and maturity.

Response. The requested change has been made.

4.	Comment. In the last paragraph of the “Principal Investment Strategies” section, please explain in plainer English how the Adviser determines which securities to purchase or sell for the Fund.

Response. The requested change has been made.

5.	Comment. Please consider revising the corporate fixed-income securities risk disclosure in the “Principal Risks” section to address the specific risks associated with the Fund investing in such securities.

Response. The requested change has been made.

6.	Comment. In the “Principal Risks” section, please add “counterparty risk” as a principal risk of investing in the Fund.

Response. The requested change has been made.

7.	Comment. In the “Principal Risks” section, please add “downgrade risk” as a principal risk of investing in the Fund.

Response. The requested change has been made.

8.	Comment. In the “Principal Risks” section, please add “U.S. government securities risk” as a principal risk of investing in the Fund.

Response. The requested change has been made.

Daniel Jacobs, Esq.

May 16, 2018

9.	Comment. Please consider revising the mortgage-backed securities risk paragraph in the “Principal Risks” section to more clearly distinguish between residential mortgage-backed securities and commercial mortgage-backed securities.

Response. The requested change has been made.

10.	Comment. In the “Principal Risks” section, please provide a summary of the “swap agreements” and “futures contracts” risk disclosure that is provided in the response to Item 9 of Form N-1A.

Response. The requested change has been made.

11.	Comment. Please consider revising the swap agreements risk disclosure in the “More Information about Risk” section to include a definition of participation notes.

Response. The requested change has been made.

12.	Comment. In the “Related Performance Data of the Adviser” section:

a.	Please confirm supplementally whether any separate accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite. If any such accounts were excluded from the Composite, please explain why they were excluded and represent supplementally that excluding such accounts would not materially affect the performance presentation or make the performance presentation misleading.

Response. The Adviser confirms that no separate accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite.

b.	Please confirm supplementally whether the net performance results of the Accounts are (a) presented net of all actual fees and expenses of the Accounts, including sales loads, or (b) have been adjusted to reflect the Fund’s expenses reflected in the fee table included in the prospectus. If the net performance results of the Accounts have been adjusted to reflect the Fund’s expenses, please confirm supplementally that the resulting performance is not higher than it would have been using the actual fees and expenses of the Accounts.

Response. The Adviser confirms that the net performance results of the Accounts are presented net of all actual fees and expenses of the Accounts, including sales loads.

Daniel Jacobs, Esq.

May 16, 2018

c.	Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

d.	To the extent that the Composite’s benchmark index, the ICE 3-Month USD LIBOR Index, will also be the benchmark index for the Fund, please explain supplementally the basis for considering the ICE 3-Month USD LIBOR Index to be an appropriate broad-based securities market index for the Fund.

Response. The Registrant respectfully submits that the ICE 3-Month USD LIBOR Index is an appropriate measure against which to compare the Fund’s performance given the Fund’s investment objective to seek attractive risk-adjusted total return through a combination of income and capital appreciation and its principal investment strategies, pursuant to which the Fund invests in a wide spectrum of fixed-income securities, derivatives and other instruments with economic characteristics similar to fixed-income securities. LIBOR is a benchmark interest rate index, which represents the average rate a leading bank, for a given currency, can obtain unsecured funding, and is representative of short-term interest rates. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the ICE 3-Month USD LIBOR Index appropriately meets this definition and notes that several other unconstrained bond funds use this benchmark as the broad-based index against which they measure their performance.

13.	Comment. Please consider adding additional disclosure to the “How to Sell Your Fund Shares” section to explain the methods that the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind).

Response. The requested disclosure is currently included in the “Receiving Your Money” section. Accordingly, no changes have been made in response to this Comment.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London